



Business Plan

Raymond Sherwood

Deerfield Beach, Florida

9th July 2020



Non-Disclosure and Confidentiality Agreement

I agree that reading of this Business Plan is strictly limited to me as authorized by Grit Fit Cafe L.LC. I agree that I shall not divulge or reproduce the content of this Business Plan without the written consent of the Company.

I understand that any information provided in this Business Plan is in all respects confidential in nature, other than the information, which is in the public domain through other means. I agree not to disclose any information without the express written permission of Grit Fit Cafe L.L.C.

Upon request, I will return this document to Grit Fit Cafe L.LC.

The Business Plan includes "forward looking statements and projections". All such statements and projections within the Business Plan, other than statements of statistical facts, regarding Grit Fit Cafe L.L.C. strategies, plans, objectives and expectations are all forward-looking statements. Although Grit Fit Cafe L.L.C believes that the projections reflected in this plan are reasonable at this time, it can give no assurance that these projections will prove to have been correct.

This Business Plan is not a financing offer. It does not constitute an offer to sell or a solicitation to purchase.

_____   _____

Signature   Date



Table of Contents





EXECUTIVE SUMMARY

Business Overview

Grit Fit Cafe is an upcoming café that will be located at (378 Hillsboro Technology Dr) Deerfield Beach, Florida. The legal form of the business is limited liability. The business is owned and operated by Raymond Sherwood. Grit Fit Cafe will be a fresh, modern, fitness, sophisticated on the go food café that will prepare and sell nutritious healthy food. Our menu includes coffee, teas, Açai bowls, and most importantly fresh locally sourced prep packaged meal preps and beverages.

With already gained interest of meal preps and pre packaged meals, pro athletes and influencers within the facility are flocking to us for signing up for weekly, monthly, and even yearly meal preps from high end individuals to professional sports teams that are already willing to work with us such as Jarvis Landry, Draymond Green, Spencer Ware, Austin Bryant, Colby Covington, Sanford MMA, International soccer teams just to name a few. Athletes in the NFL, MLB, NHL, NBA, Tennis and other pro organizations as well as Olympic athletes are walking through the facility daily. This creates a turnkey operation and amazing clientele that want to work with us immediately upon opening. This creates expansion and name recognition from some of the world's top athletes when growing our company and brand. We currently are signed with the head nutritionist for the New York Mets baseball team that can also provide us with open doors to that team as well as other clients she works with while providing her expertise in nutrition. The personalized meal preps will be huge hit with the names and clients that already agreed to work with us and as we expand into other locations.

In America, food is considered a great cultural ingredient that brings people together. At Grit Fit Cafe, we believe food presentation has to be as good as the palate. Our idea is to deliver a new holistic approach to the provision of healthy eating. Giving the venue a soul and stronger sense of culture whilst putting the consumer at the center of the experience in an environment that promotes memorable experiences from when they come in and leave. Offering delicious, healthy food and drinks in a professional setting. We want to develop Grit Fit Cafe into a scientific like atmosphere were we could educate our customers on the benefits of eating and living a healthy lifestyle.



Our desire is to join the pool of other food providers like restaurants, cafes, meal preps and food delivery businesses and cater to the discerning customer palate and forever changing costumer cravings with our unique all natural cuisine. The lively atmosphere and amazing and affordable food will attract young and busy customers looking for great quality on the go. The idea is to attract recurring customers with great unique food, amazing customer service, with an impeccable atmosphere and all without spending a fortune. This will work through our network of pro athletes that will be passed down to there fans. We pride ourselves in serving and creating authentic fresh made menu, biodegradable and reusable packaging for pick ups/delivery, insisting on the freshest and best ingredient and delivering service akin to welcoming a dear friend to our home, we place honesty in Grit Fit Cafe's DNA.

Today a lot of individuals are seeking healthier lifestyles that are complemented by organic food, low fats and natural food. Our line of products therefore will fit in nicely with these requirements and the highly known health trends in the country. Our ingredients are sourced from farmers who use suitable agricultural practices. The entire food menu includes 100% organic and natural ingredients. That is how we produce our irresistible line of natural products; the preferred choice of some of the finest hotels, cafés and restaurants in Florida.

As the owner of a limited liability company, Raymond brings marketing, finance, and business administration skills to Grit Fit Cafe. With this combination of skills and a unique product, Grit Fit Cafe will be able to flourish. Raymond will also give back to the community through donations, fundraisers for local teams or clubs, and sponsorships.

Through hosting fundraisers, sporting/networking events, partnering with local businesses and corporate offices, and utilizing social media, Grit Fit Cafe anticipates a strong customer return rate. There has already been interest from several corporate facilities within our complex that have asked us to cater their company with food during workdays. This agile brand will outshine the competition with customer-centered services to become a leading cafe in Florida.

Funds Requirement

This business plan aims at raising initial business capital approximated at $50,000-$100,000. These funds will be used for the purpose of equipment, ecommerce



website/app, rent, legal fees, employee salary, kitchen renovations and business running capital.

Based on our projections we believe that awarding funding to Grit Fit Cafe will be a sound investment. With the increasing demand in the food industry with pre packaged meals/beverages growth in healthy cuisine and meal prepping demand, we believe we will successfully capture our target market, meet our financial objectives and fulfill our mission as we grow and expand our company.

Growth Plan

There are two main ways to expand and grow Grit Fit Café, one being able to expand through the physical imprint of locations through our contract with Barwis and their locations in Port St. Lucie Florida, Plymouth Michigan as well as international locations. Second will be through scaling through an online subscription service throughout the United States. The intends to adopt an aggressive approach to ensure it responds to its customer's demands and remains cost efficient and committed to providing added value to its existing product and service line. Determining factors in ensuring that Grit Fit Cafe provides a reliable service and/or quality product line are fulfilling financial requirements, continued research & development enhancements, while upholding exceptional service level and service channels throughout our professional athlete network.

ABOUT US

Our Founders

Raymond Sherwood is the business owner. He has the right skills to run the cafe. He has been an integral part of several successful startups after receiving his MBA.

Always seeking for creative ways to drive businesses and simplify processes and set new standards. He has a limitless desire to acquire new skills under the guidance of experienced mentors and coaches throughout different industries. With this background, we are sure Grit Fit Cafe will be run with the right decisions which directs the company to its end goals.





Raymond says; **"My goal is to grow this brand in Florida and beyond, understand its customer demographics and complement its marketing activities with our elegant skills. I know what has been missing and what the people want in relation to healthy eating."**

Mission and Vision Statement

Our mission is to bring nutritious and healthy fuel to the community that optimizes total human health. Our remarkable food and drinks meet the highest standards of quality, freshness and seasonality that combine modern creative and traditional styles of cooking.

Our vision is to provide health and wellness to our bodies that produce physical and mental health to advance the best version of ourselves

We believe it's not enough to simply make sure our family gets a healthy diet. As we look at our neighbors, extended family, and friends, we see and hear that many are suffering without knowing how to correct what's wrong within. Therefore, our goal is to provide a cafe for people to source nutrient-rich food and juices to help them live their best, healthful lives, to the fullest.



Look and Feel

We will supply the café to give it an upscale/fitness feel that would appeal to everyone.

Our Slogan

"Fit for Champions"

Our Keys to Success

Repeat Business – Every customer who comes in once will not only want to return but will recommend us to their family and friends. Word-of-mouth marketing is a powerful ally.

Our top-notch Chef will execute our food and preparation by applying their expertise. We will eventually pay top wages to ensure they stay with us.

Location – we are strategically located at Hillsboro Technology Dr, Deerfield Beach that is a corporate drive surrounded by multiple businesses and corporate offices (non food) and the Hilton Hotel as well as being next to I-95.

A variety of healthy and nutritious menu offerings for our customers.

Partnered with Barwis Methods which is a top pro athletic performance training center that will guarantee our expansion through their locations though out the US and internationally. This also gives us the opportunity to work with some of the best professional athletes of all sports around the world.

Our Values

Honesty - we respect: Our honesty is not negotiable. We respect our customers, our colleagues, and our company.

Responsibility - we care: Indifference is immoral. We care about what we do and how we do it.

Quality - we deliver: We are professionals with a passion for quality. We deliver on our promises.

Love - we love healthy eating: We love everything about nutritious healthy cuisine from picking the best locally sourced ingredients to seeing the enjoyment of our customers.

PRODUCT AND SERVICE
The Cafe

Grit Fit Cafe is primarily a health café that servers nutritious and healthy food and pre packaged meal preps. We help individuals find balance in life's daily tasks so that we can create a platform for the "whole" of a being to exist in our well being as an effort to restore purpose and commitment for the empowerment of our communities.

Being able to have an online platform to provide our clients with an easy accessible way to order their meals and subscribe their specific needs through our ecommerce website.

We are also planning on our expansion through Barwis as well as food trucks that make it easily accessible to travel and supply specific catering events as well as having a commercial kitchen to provide meals on the spot for the facility.

We specialize in catering meal preps to professional athletes. With already NFL, MLB, MMA interested with signing us as there meal prep provider, we ensure that the sky is the limit with locking down other professional athletes as well as professional teams and organizations.

Our commitment is engraved with the desire to serve the way we would love to be served. Offering nutritional food that heals and empowers. Those in the path of internal cleansing by eating healthy, we are bringing their dream to fruition.



We have partnered with one of the nations top pro athletic performance training centers Barwis Methods to spread the news about our healthy brand. The partnership is expected to help Grit Fit Cafe catch the eye of a new and larger demographic such as Jarvis Landry and other pro athletes that train at the facility.



We believe our food will offer many health benefits to athletes and non-athletes alike. Athletes can meet their energy and nutrient needs on our menu and those with high-energy requirements will need to eat frequent meals and snacks and limit fiber-rich foods. Our nutritional experience can also prescribe the menu to specific athletes to ensure they meet nutritional requirements since this is crucial for obtaining proper nutrition to optimize training adaptation and performance.

The design, layout, décor and use of space will attract those looking for an "Instagrammable" venue.

COMPANY PROFILE

Grit Fit Cafe is a café business offering a variety of meal preps, healthy food items and drinks. The business is owned and operated by Raymond Sherwood; The business is incorporated as a limited liability company. This form of business will allow for the business to determine its structure, protect the owner's assets, we can therefore determine how profits are utilized. These and other advantages are why Grit Fit Cafe is a limited liability company.

Company Governance

Name	Position
Raymond Sherwood	CEO

Company Location

The business will be located in 378 Hillsboro Technology Dr, Deerfield Beach, Florida. We expect to serve people from the corporate drive, Deerfield Beach and beyond. This spot will attract office workers, athletes, drivers and people from all walks of life. Our plan is to offer a great menu as well as great service.

The venue layout, strategic partnerships, menu listings and marketing activities will be focused on maximizing the sales of higher margin products.

Objective of 1 Year

- Become selected as "Best new cafe in Florida" by local location.
- Turn in profits from the first month of operations.
- Maintain gross profit 50%



PRINCIPLES OF ACTION – GRIT FIT CAFE

Our Ambition

To always serve with passion and love so our business can expand.

Our Responsibilities

To anticipate and meet our customer's needs. We aim to anticipate and meet our customer's needs, to create a perceived difference and become their café of choice for delicious healthy meals and drinks as well as serving the meal preps to the biggest names in the sports industry.

To serve our customers better, we must know them better. We want to provide them with quality products and service, and make them our partners.

We are committed to providing our investor with clear information regarding their investment in Grit Fit Cafe.

Grit Fit Cafe Employees are the true living assets of the Company. We will strive to increase every employee's level of competency through the development of technical and management skills.

To respect the common interest:

Grit Fit Cafe will operate with the utmost respect for the common interest. The business will abide by the local Laws, Regulations, Rules, local traditions and customs.

We will contribute to the development of the economy of USA and its citizens. We will operate responsibly toward the environment by respecting the most stringent existing standards of pollution control.





INDUSTRIAL ANALYSIS

The market value for the food & nutrition industry in the United States is on the rise. As of 2017, it was valued at about 1.46 trillion U.S. dollars and is expected to reach a staggering 1.79 trillion U.S. dollars by 2020, based on statistics from the *United States Department of Agriculture*. As more and more Americans are becoming health conscious, there is a considerable shift from consumption of foods that are considered unhealthy towards nutritious foods. Consequently, healthy food especially the alkaline market share in Deerfield Beach, Florida and the U.S. in general has shown steady growth over the years thanks to the sustained '*health wave*' across the U.S. Healthy food consumers in Deerfield Beach are quite demanding particularly at this time when the prevalence of acid-related diseases is increasing and many people are adjusting towards healthier lifestyles. Deerfield Beach Florida, with its health conscious is further characterized by a high purchasing power, which is a great market segment to set up healthy, (alkaline-based) eateries. As one of the most populous places, with many health conscious residents, it comes as no surprise that there is such a large market for healthy food in Deerfield Beach.

Grit Fit Cafe introduces the much-needed paradigm shift by providing fresh, high quality drinks, meals and products to the on the go, busy clients that are concerned with their diet. Based out of Deerfield Beach, Florida, Grit Fit Cafe caters to all including people who may not have the time to prepare their meals, but love to have the option to order online or through their smartphone app for door to door delivery.

The food and nutrition industry- (particularly those offering alkaline foods) and other healthy offerings continue to show strong growth. Evidently, Deerfield Beach's love for healthy offerings is here to stay. Grit Fit Cafe will strive to build a loyal customer base by offering high quality foods and great service at competitive prices.

The chart below shows the market value of the food & nutrition industry in the United States from 2015 to 2020 (in trillion U.S. dollars).



Market Trends

- According to WebMD, one out of five people in the U.S. suffer from an acid-related disease. It's estimated that more than 60 million Americans are affected. These statistics justify the increased popularity of a healthy diet in many states in the U.S.

- According to preliminary reports by the American Institute for Cancer Research, acidic foods increase the risk of cancer. This implies that healthy foods are headed for the mainstream in the near future especially with the high rates of cancer in the U.S.

- The general trend toward healthy foods as an alternative to fast food and processed foods among U.S. consumers definitely plays an important role in the recent increase in demand for healthy meals and products.



- Factors such as desire for exotic and unique foods provide a good selling opportunity for nutritious foods.
- Eating out is now an all-day activity. Once concentrated in the lunch hours and evenings, in recent years eating has become an all-day activity. Even late at night, many eateries are packed with patrons.

- It's never been easier for food companies to reach their customers, especially with the growth of online apps and technology.

Target Market

Grit Fit Cafe's customer base in the larger Deerfield Beach and beyond is comprised of these target groups.

- Pro Athletes.
- Professional teams and organizations.
- Weight-conscious and active people.
- Consumers with acid-related conditions. It's estimated that at least 20% of the consumers experience some kind of acid related condition.
- Health conscious consumers across Deerfield Beach whose proportion is ever increasing. A study conducted by Symphony Retail AI shows that 25%-30% of Florida residents are conscious of their health.
- People on special diets including gluten-free diets, vegan diets, and low carb diets. For instance, those with obesity who comprise approximately 39.6% of the total population, as well as those with diabetes who comprise 9.4% of the total population.

Size

Deerfield Beach, FL has a population of 78,642 and is the 444th largest city in the United States. The population density is 5,231 per sq mi, which is 1176% higher than the Florida average and 5673% higher than the national average. The median age in Deerfield Beach is 43, which is approximately 3% higher than the Florida average of 42. In Deerfield Beach, 48% of the population over 15 years of age is



married, 59% speak English and 15% speak Spanish. 31% of Deerfield Beach residents were born in Florida, 36% were born out of state, 2% were born outside of the United States and 32% were foreign born.

Techniques

- ❖ Pricing should consider that of competitors

- ❖ Ecommerce platform/app for accessibility   1`

- ❖ Food and drinks quality and taste should be higher

- ❖ Leveraging our professional athletes streams for marketing and growth

- ❖ The store should be more attractive and different from competitors

- ❖ Employees should be clean and friendly with guests

- ❖ Our menu should stand out and offer unique/appealing items

- ❖ Being able to create a loyal relationship with the athletes

- ❖ Occasionally offer weekly and daily specials

- ❖ Creating special rewards program for customers



MARKETING PLAN AND SALES STRATEGY

Key Message

Grit Fit Cafe is inspiring cafe offering primarily healthy food options. Our cuisine is ideal for healthy conscious people and athletes looking for nutritional food. Our aim is to offer quality products at unbeaten prices. Grit Fit Cafe will spread this message across Florida to grow toward the company's goals and customer base. This message will be spread in a variety of ways and changing the way look at professional meal prep companies.

Message Delivery

Before opening day, several flyers, advertisements and social media will be posted to raise awareness of our business. Then, during operations, we will continue marketing through hosting and attending local events, and other advertising methods. Social media will play a big role in marketing for Grit Fit Cafe. Developing a strong online presence will be vital to increasing awareness of Grit Fit Cafe in the community and to increasing customer traffic flow. This will also cross-streams with Barwis's high social following as well. We will also have an SEO expert to help in the business digital marketing through blogs, news media outlets, etc.

Sales Procedures

One of the company's immediate goals is to develop an incentive reward program to increase sales and customer satisfaction. This program will reward frequent customers with meals and drinks, t-shirts, merchandise, or "shout outs" on the social media platforms.

Launch Party

We need to get people excited about our unique product. To create this brand excitement therefore, before going to business we will have Grit Fit Cafe' launch party. Our business premise will be the venue.

SWOT ANALYSIS

Strength:	Weakness:
❖ We are offering a wide range of services and meal preps to pro athletes that are already interested in signing up online ❖ Today most people are turning to healthy meals like the one we are offering. ❖ We have partners like Barwis Methods to help the business raise awareness. ❖ We will be operating on various payment options; cash, POS, card, etc. ❖ Having experience in the catering industry ensuring the business faces low barriers of entry.	• A major weakness that may count against us is the fact that we are a new business thus more time needed to market the business • We have a limited financial base.
Opportunities:	**Threat:**
♦ Americans have a busy schedule ♦ People are healthy conscious ♦ We are located between Barwis Methods and Sanford MMA an area that is attractive to athletes ♦ We are offering great tasty products that fits all cultures ♦ Meal Prep Growth ♦ Possible Food Truck	❖ COVID19 that threatens the economic stability. It is a fact that economic downturn affects purchasing/spending power. ❖ Another threat that may likely confront us is the entry of a new business within our target market thus reducing our market share.

EXIT STRATEGY

When a decision to resolve the business is finally reached, Grit Fit Cafe, will involve all investors, legal advisors, and financial experts. After consultations, the business will be dissolved through merger and acquisition strategy. The business will sell itself to another proprietor who will continue offering the same products and services. Through this strategy, all the entrepreneurs and investors involved in Grit Fit Cafe will be able to recoup their capital.

FULFILLMENT

The key to fulfilling the individual customer requirements will be for Grit Fit Cafe to keep active communication with them to ensure everything runs smoothly. We treat each customer with respect, this way; we will be recognized for our integrity and superior customer service.

We will take part in more sustainable practices to remain convenient to our customers. We shall, therefore, listen to their wants and needs and modify, add, and develop new resources and services as required. It is only after the customers see the worth and value of every coin that they spend with us that we will enjoy a consistent and expanding customer base that will transform to the company expansion. We expect to build a database of increasing customers with a high retention rate of the already acquired customers. With great management and marketing skills, Grit Fit Cafe will quickly become the industry standard.



Our Nutrional Ingrediets Includes


Apples


Bananas
Smallest & Burros


Berries
NO cranberries


Cantaloupe


Cherries

Chirimoya
Sugar Apples


Curants


Dates
preferred


Figs


Grapes Seeded


Limes &
Key Limes w/seeds


Mangos


Melons w/ seeds


Oranges
Seville or Sour


Papayas


Peaches


Pears


Plums


Prickly Pears (Cactus Fruit)


Prunes


Raisins w/ seeds


Soft Jelly Coconuts


Soursops


Tamarinds

FINANCIAL PLAN

The following sections present the estimated financial plan for the 1st physical location of Grit Fit Cafe. Year-end totals for the first five years are present in each section.

Important Assumptions:

The financial plan depends on important assumptions, based on one location, most of which are shown in the following table. The key underlying assumptions are:

- We assume that the economy gets back on its feet and returns to 'normal', after COVID19
- We assume access to equity capital and financing sufficient to maintain our financial plan as shown in the tables.

Startup Summary Café Summary

Item	Value in USD
Working Capital	$15,000
Cafe renovation/Set up	$2,000
Kitchen Equipment	$4,000
Initial Supplies/POS	$4,000
Incorporation & Registration	$900
Cafe Lease	$1,400
Ecommerce Website/App	$15,000
Legal Fees	$2,700
Marketing	$5000
Total Startup Capital	**$50,000**



5-Year Profit and Loss

(Estimate)

PERIOD	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Sales	$655,200	$864,864	$1,141,620	$1,427,025	$1,783,781
Cost of Goods Sold	$244,800	$323,136	$426,540	$533,175	$666,469
Gross Margin	62.64%	62.64%	62.64%	62.64%	62.64%
Operating Income	$410,400	$541,728	$715,080	$893,850	$1,117,313
Expenses					
Payroll	$130,000	$133,900	$137,918	$142,000	$147,000
Ecommerce	$9,000	$9,360	$9,734	$12,000	$14,300
Marketing	$2,400	$2,472	$2,546	$3,200	$3,780
Utilities	$4,800	$5,040	$5,292	$6,200	$7,130
Travel/Shipping	$7,200	$7,920	$8,712	$10,100	$12,200
Insurance	$6,000	$6,300	$6,616	$7,250	$8,210
Expected Payment	$1,624	$1,624	$1,624	$2,030	$2,600
Other	$7,000	$7,350	$7,718	$8,700	$10,100
Total Op. Costs	$168,024	$173,966	$180,158	$191,480	$205,320
EBITDA	$242,376	$367,762	$534,924	$702,370	$911,993
Federal Income Tax	$79,984	$119,802	$175,362	$219,203	$274,004
State Income Tax	$12,118	$18,152	$26,570	$33,213	$41,516
Interest Expense	$5,842	$4,728	$3,522	$4,403	$5,504
Depreciation	$9,642	$9,642	$9,642	$12,053	$15,066
Net Profit	$134,788	$215,438	$319,826	$433,498	$575,903
Profit Margin	20.57%	24.91%	28.02%	30.37%	32.28%



	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$655,200	$864,864	$1,141,620	$1,427,025	$1,783,781.00
Gross Margin	$410,400	$541,728	$715,080	$893,850	$1,117,313
Net Profit	$134,788	$215,438	$319,826	$433,498	$575,903



OUR RETURN ON INVESRMENT

The setting up of Grit Fit Cafe is expected to cost a little money during its initial stages (startup capital). We understand that even after the break even, the business will still take time to cover the initial costs of investment. Therefore, our Return On Investment (ROI) is a measurement of how fast the business is expected to recoup the startup investment. This ROI section will help the management in practicing control when planning the budget and give investor(s) confidence as they invest with us.

This section is based on a diligent research work in unearthing all possible startup costs keeping them to the maximum and getting the approximated sales.

Startup capital: $50,000

Year One Sales Forecast

- ➢ A Worst Case Scenario $240,000
- ➢ An Optimistic Projection $520,000
- ➢ Average Sales Projections $380,000

Year One Operating Costs $270,000

Year One Net Profit

$$Year\ 1\ Net\ Profit = \$380,000 - \$270,000 = \$110,000$$

ROI

$$\text{ROI} = \frac{\text{Net Profit}}{\text{Total Startup Capital}}$$

$$\text{ROI} = \frac{\$110{,}000}{\$70{,}300}$$

$$\text{ROI} = 0.5647 \times 100\% = 56.47\%$$

Annual Gain

$$Annual\ Gain = \$110{,}000 - \$70{,}300$$

$$Annual\ Gain = \$39{,}700$$

Therefore the income is 1.56 times the initial investment. If costs and sales remain constant from estimated minimum projections, it will take five years (one location) to recoup the initial million-dollar startup cost and begin turning a profit.

Annualized Return (5 year time span)

$$Annualized\ Return = (1 + ROI)^{1/N)} - 1$$

$$Annualized\ Return = (1 + 0.5646)^{\frac{1}{5}} - 1 = 0.934$$

$$Annualized\ Return = 9.34\%$$



Business Plan

Raymond Sherwood

Deerfield Beach, Florida

9th July 2020